EXHIBIT 20.2

CHAIRMAN'S LETTER TO SHAREHOLDERS

October 27, 2006

Dear Shareholder,

You are cordially invited to attend the 2006 Annual Meeting of Shareholders of Zion Oil & Gas, Inc. The meeting will be held on Thursday, November 16, 2006, at 10:00 a.m. (Dallas local time) at the offices of Zion Oil & Gas Inc, 6510 Abrams Road, Suite 300, Dallas, Texas.

The accompanying Notice of Annual Meeting of Shareholders and Proxy Statement describe the items of business that will be discussed and voted upon during the meeting. A copy of the Company's audited financial statements for 2005 is contained in the Company's Prospectus issued in connection with our public offering, which was mailed to you a few weeks ago. A copy of the Company's reviewed financial statements for the period ending June 30, 2006 was also included in the Prospectus. The Prospectus, our audited financial statements for 2005, and our reviewed financial statements for June 30, 2006 are also available on our website at http://www.zionoil.com/news/financials.html, as are our annual report filed with the SEC for 2005 and our quarterly reports filed with the SEC for the quarters ended March 31 and June 30, 2006.

We are happy to inform you that on September 26, 2006, the SEC granted final approval of our registration statement, and we began our Initial Public Offering of a minimum of 350,000 shares up to a maximum of 2,000,000 shares of our common stock at a price of $7.00 per share. Depending on the amount of money raised, we intend to (i) drill a new appraisal/deep exploratory well (to be designated the Ma'anit-Rehoboth #2 well) to an anticipated depth of between 5,000 meters (16,400 feet) and 5,500 meters (18,045 feet) at a location approximately 650 meters from our existing Ma'anit #1 well, and/or (ii) design and engineer a program to complete and establish production from the Ma'anit #1 well.

We finished re-entering and deepening the Ma'anit #1 well on July 14, 2005, following which we logged the well and attempted completion operations. These activities were suspended and the rig released on November 10, 2005, after we experienced considerable difficulties during the completion program, as described under "Plan of Operation and Management's Discussion" on pages 9 and 10 of the Prospectus. Notwithstanding those difficulties, as we have reported in our Prospectus, based on a number of different indicators, we have what appears to be a discovery of both oil and gas in a number of zones over an interval of 2,100 feet in the Ma'anit #1 well. Since releasing the rig, we have conducted extensive analysis and evaluation of the results of the Ma'anit #1, on the basis of which we have developed a plan for further completion operations and chosen the location of the Ma"anit #2-Rehoboth appraisal/deep exploratory well. We have also been conducting extensive geological interpretative and mapping activities on our Asher Permit and developing potential drilling prospects on that permit.

It is important that you vote your shares whether or not you plan to attend the meeting. To be sure your vote is counted, we urge you to carefully review the Proxy Statement and to vote your choices. Please sign, date, and return the enclosed proxy form in the accompanying envelope as soon as possible. You may also fax it to us at 214-221-6510. If you attend the meeting and wish to vote in person, subject to certain voting agreements described in the Proxy Statement, the ballot you submit at the meeting will supersede your proxy. If you have executed and are subject to a voting agreement, it is noted on your enclosed proxy form.

On behalf of the management and directors of Zion Oil & Gas, Inc., I want to thank you for your continued support and confidence. (Prov. 16:9) In his heart a man plans his course but the Lord determines his steps. "I am the Lord your God, who teaches you what is best for you, who directs you in the way you should go." (Isa 48:17b) NIV I look forward to seeing you at the meeting.

Sincerely,

John M. Brown

Chairman of the Board